SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Bancorp Rhode Island, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

059690 10 7

(CUSIP Number)

                               December 31, 2008

(Date Of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]	Rule 13d-1(b)
[	]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(A fee is not being paid with this statement.)

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Malcolm G. Chace
2	Check the Appropriate Box if a Member of a Group (a)  (See Instructions) (b)  Not Applicable
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 68,949*
	6	Shared Voting Power 489,046
	7	Sole Dispositive Power 68,949*
	8	Shared Dispositive Power 489,046
9	Aggregate Amount Beneficially Owned by Each Reporting Person 557,995
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 12.2% (based on 4,569,704 shares outstanding).
12	Type of Reporting Person (See Instructions) IN

_______________________

*Includes 12,000 shares held by trusts of which the Reporting Person is sole trustee and 500 shares which can be acquired pursuant to currently exercisable options.

CUSIP No. 059690 10 7	13G (Amendment No. 9)	Page 3 of 6 Pages

Item 1.

Item 1(a). Name of Issuer.

Bancorp Rhode Island, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices.

One Turks Head Place

Providence, RI 02903

Item 2.

2(a). Name of Person Filing.

Malcolm G. Chace

2(b). Address or Principal Business Office or, if none, Residence.

c/o Point Gammon Corporation

One Providence Washington Plaza, 4th Floor

Providence, Rhode Island 02903

2(c). Citizenship.

United States

2(d). Title of Class of Securities.

Common Stock, par value $0.01 per share

2(e). CUSIP Number.

059690 10 7

Item 3.

Not Applicable

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 059690 10 7	13G (Amendment No. 9)	Page 4 of 6 Pages

a.	Amount Beneficially Owned.

The reporting person beneficially owns: 557,995 shares of Common Stock, (i) 56,949 shares of which are held in a Grantor Trust over which Mr. Chace has sole voting power and sole power to direct the disposition, (ii) 12,000 shares of which are held in trust for which Mr. Chace acts as sole trustee and over which Mr. Chace has sole voting power and sole power to direct the disposition, (iii) 80,473 shares of which are held in trusts for which Mr. Chace acts as co-trustee and over which Mr. Chace shares voting power and the power to direct the disposition, (iv) 394,073 shares of which are held in trusts for which an immediate family member of Mr. Chace acts as a trustee and over which Mr. Chace is deemed to share voting power and the power to direct the disposition, (v) 10,000 shares are held by a non-profit corporation of which Mr. Chace is President, and (vi) 4,500 shares of which are owned by Mr. Chace’s spouse. Mr. Chace expressly disclaims any economic or beneficial interest in 25,275 of the shares held by certain trusts referenced in clause (ii) and (iii) and the 10,000 shares held by a non-profit corporation referenced in clause (v) with respect to which Mr. Chace has voting power but no pecuniary interest.

b.	Percent of class.

12.2% (based upon 4,569,704 shares outstanding).

c.	Number of shares as to which such person has:
i.	sole power to vote or to direct the vote .........................................68,949*
ii.	shared power to vote or to direct the vote......................................489,046
iii.	sole power to vote or to direct the vote .........................................68,949*
iv.	shared power to vote or to direct the vote......................................489,046

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being

Reported on by the Parent Holding Company or Control Person.

Not Applicable

_______________________

* Includes 12,000 shares held by trusts of which the Reporting Person is sole trustee and 500 shares which can be acquired pursuant to currently exercisable options.

CUSIP No. 059690 10 7	13G (Amendment No. 9)	Page 5 of 6 Pages

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated	January 27, 2008

/s/ Malcolm G. Chace
Name/Title	Malcolm G. Chace